[Envestnet Letterhead]

LETTER AGREEMENT

December ____, 2007

To:
Unified Series Trust
2960 N. Meridian Street, Suite 300
Indianapolis, IN 46208

Dear Sirs:

You have engaged us to act as the investment adviser to the 3 to 1 Strategic Income Fund (the “Fund”) pursuant to a Management Agreement approved by the Board of Trustees (the “Agreement”).

Effective as of the date that the Fund commences investment operations through November 30, 2009, we hereby agree to waive our management fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s net annual operating expenses (excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest; any 12b-1 fees and extraordinary expenses) at 1.15% of the Fund’s average daily net assets. Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the expense was incurred; provided that the Fund is able to make the repayment without exceeding the expense limitation.

Very truly yours,

Envestnet Asset Management, Inc.

By:_____________________________
Name:

Title:

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By:_____________________________
John Swhear, Senior Vice President

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